

March 26, 2012

Via E-mail
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
1 Orchard Road, Suite 220
Lake Forest, CA 92630

      RE: **Bioshaft Water Technology, Inc.**
               Form 10-K for the Year ended April 30, 2011
               Filed August 15, 2011
               Form 10-K/A for the Year ended April 30, 2011
               Filed March 20, 2012
               Form 10-Q for the Quarter ended January 31, 2012
               Filed March 20, 2012
               File No. 0-52393

Dear Mr. Yassine:

      We have reviewed your response letter dated March 19, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended April 30, 2011

Item 8 – Financial Statements and Supplementary Data, page 29

Report of Independent Registered Public Accounting Firm, page F-1

1. We have reviewed your response to prior comment one from our letter dated January 31, 2012. Given that your auditors' report now indicates they have also audited the consolidated financial statements for the period from March 8, 2006 (inception) through April 30, 2011, it is not clear why their report has not been dual dated to reflect the change from the initial audit report. Please advise, or make arrangements with your auditors to have them revise

their audit report in a Form 10-K/A to dual date the report. Please ensure that you also file currently dated certifications that refer to the Form 10-K/A.

Form 10-Q for the Quarter Ended January 31, 2012

Item 1 – Financial Statements, page 2

Statements of Operations, page F-2

2. We note that you have recognized net revenue in the amount of $483,440 for the nine months ended January 31, 2012, with $295,854 of that amount recognized in the three months ended January 31, 2012. However, per your statements of operations as presented in your Form 10-Q for the quarter ended October 31, 2011, you recognized net revenue in the amount of $496,720 for the six months ended October 31, 2011. It is not clear how you recognized $496,720 for the six months ended October 31, 2011, recognized an additional $295,854 for the three months ended January 31, 2012, but only recognized $483,440 for the nine months ended January 31, 2012. Please advise.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

General

3. Please revise your MD&A to quantify the number of plants sold for each period presented. Address how you are accounting for the construction of these plants and where the costs related to the plant that was "installed and is in the process of being released to the end user," as disclosed on page 5, have been presented. Please show us in your supplemental response what the revisions will look like.

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

                                                    Sincerely,

                                                    /s/ Rufus Decker

                                                    Rufus Decker
                                                    Accounting Branch Chief